

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Gerry Shirren
Principal Financial Officer
E World Interactive, Inc.
2580 Anthem Village Drive
Henderson, Nevada, 89052

> **Re:** **E World Interactive, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 333-130707**

Dear Mr. Shirren:

We have reviewed your response letter dated October 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures

1. We note your statement that the principal executive officer and principal financial officer have concluded that both the company's disclosure controls and procedures and internal controls over financial reporting are "limited in there[sic] effect." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures, and on internal controls over financial reporting. For example, if true, you can state that given the identified matters, your disclosure controls and procedures, and internal controls over financial reporting, are not effective, as it appears you have identified a material weakness. You should not, however, state the conclusion in your current disclosure, which is confusing as to whether your conclusion is that both disclosure

controls and procedures and internal controls over financial reporting are effective or not effective.

Form 10-Q for the Quarterly Period Ended June 30, 2010

2. We have reviewed your responses to our prior comments 3 through 6, as well as the Form 8-K filed in connection with the acquisition. In view of the fact that the entities were under common control, please revise to account for the acquisition in a manner similar to a pooling in accordance with GAAP. That is, the results of the two companies should be combined from the inception date of Media & Technology (February 1, 2010). This accounting is appropriate without regard to whether or not Media & Technology constitutes a "predecessor." Please file an amended Form 10-Q with restated financial statements. Your MD&A will require revision as well.

3. Further, we note that Media & Technology acquired the intangible assets from Blue Atelier in return for a convertible note. The intangibles should be recorded at their historical book values in the financial statements of Blue Atelier. If their recorded book values were less than the $150,000 note, the difference should be recorded as a distribution (dividend) by Media & Technology. If the premium domain and the web site were acquired from Blue Atelier as well, our comment also applies to the related charge of $499. The financial statements of Media & Technology should be revised accordingly and filed in an amended Form 8-K. The Form 10-Q should be similarly revised for any resulting change.

4. It appears that an Item 4.02 Form 8-K is also required to be filed in connection with the restatement(s).

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief